

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 24, 2007

By Facsimile and U.S. Mail

Mr. J. Brett Harvey
Chief Executive Officer
Consol Energy Inc.
1800 Washington Road
Pittsburgh, Pennsylvania 15241

>   **Re: Consol Energy Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed February 20, 2007**
>   **File No. 001-14901**

Dear Mr. Harvey:

　　　　We have reviewed your Form 10-K for the fiscal year ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Surface Mining Control and Reclamation Act, page 26

1.   We note your disclosure that you have incurred significant expenses to abate
        enforcement actions related to the impacts on streams from subsidence associated
        with the operation of four longwall mines in Pennsylvania. Please expand your
        disclosure to include the amount of expenses incurred to date, and specify the
        nature of the related enforcement actions. In addition, please provide us a brief
        assessment of the likelihood of future loss and obligation associated with these
        enforcement actions.

Report of Independent Registered Public Accounting Firm, page 92

2.   The opinion provides that the financial statement schedule listed in the
        accompanying index present fairly, in all material respects, the information set
        forth therein when read in conjunction with the related consolidated financial
        statements. However, the index does not include a reference to a financial
        statement schedule. Please revise your filing to appropriately reference the
        financial statement schedule.

3.   The opinion also provides that the consolidated financial statements listed in the
        accompanying index present fairly, in all material respects, the financial position
        of CONSOL Energy Inc. and its subsidiaries at December 31, 2006 and
        December 31, 2005, and the results of their operations and their cash flows for
        each of the three years in the period ended December 31, 2006. However, the
        index includes financial statements that have similar but not exact references.
        Please clarify which financial statements have been opined on by your auditors.

Note 1. Significant Accounting Policies, page 98

Property, Plant and Equipment, page 99

4.   We note your disclosure that coal exploration costs are expensed as incurred.
        Please tell us how you define exploration costs.

5.   We note your disclosure that "coal reserves" are amortized using the units-of-
        production method over all estimated proven and probable reserve tons assigned
        to the mine. Please clarify which costs are being amortized that are associated
        with your coal reserves. In addition, please modify your disclosure to state if
        true, that the estimated proven and probable reserves exclude non-recoverable
        reserves and anticipated processing losses.

6.   We note your disclosure that stripping costs incurred during the production phase of a mine are expensed as incurred. Please tell us and disclose how you define a mine.

7.   Please tell us and disclose your accounting policy for deferred stripping when multiple pits exist within a mining complex that share common infrastructure and processing equipment and a common ore body. Specifically, address your accounting for stripping costs associated with the initial overburden removal of newly created pits that are within close proximity to producing pits.

8.   We note your disclosure that states the beginning of the production phase takes place when construction of the mine for economic extraction is substantially complete. We further note your disclosure that indicates coal extracted during the development stage is incidental to the mine's production capacity. Please tell us how your policy regarding the timing of the production stage is consistent with the guidance of EITF 04-6.

Note 11. Property, Plant and Equipment, page 114

9.   For all periods presented, please disclose the amounts capitalized attributable to properties and/or leased lands where you are not currently engaged in mining operations or leasing to third parties and, therefore, are not currently subject to depletion.

Note 17 – Coal Workers' Pneumoconiosis (CWP) and Workers' Compensation, page 124

10.   Please expand your disclosure to discuss the key source or drivers that resulted in your actuarial gains associated with CWP and workers' compensation.

Note 19. Stock-Based Compensation, page 130

11.   We note your disclosure with respect to a change in estimating the fair value of employee options granted. Please disclose the effect on net income from continuing operations, net income, and related per share amounts of the current period. Refer to paragraph 22 of SFAS 154 and paragraph A23 of SFAS 123(R).

Note 27. Segment Information, page 142

12.   We note your disclosure that the other coal segment includes purchased coal activities, idled mine cost, coal segment business units not meeting aggregation criteria, as well as various other activities assigned to the coal segment but not allocated to individual mines. Please clarify if these individual operating

> segments share a majority of the aggregation criteria listed in paragraph 19 of SFAS 131. Refer to paragraph 19 of SFAS 131.

Supplemental Gas Data (unaudited), page 154

13.   We note your disclosure of capitalized costs is not consistent with the disclosures contemplated by paragraph 18 of SFAS 69. Please revise your presentation accordingly. In addition please tell us the nature of the costs categorized as intangible drilling.

Engineering Comments

Business, page 4

Coal Reserves, page 8

14.   You disclose on page 9 that approximately 60% of our 2005 reported reserves have been reviewed and confirmed by an independent third party consultant. Please provide us with a complete copy of this report. It would be helpful if you placed the information on a CD-ROM with an Adobe PDF format; and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.   In the event you desire return of the supplemental material, please make a written request with the letter of transmittal; it would be helpful to include a pre-addressed shipping label and envelop to facilitate its return. You may refer to Rule 418(b) of Regulation C for further guidance.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer, at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief